VIA FAX	April 21, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: H. Roger Schwall Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2007
Filed on May 31, 2007, File No. 0-18701

Set forth herein are PolyMet Mining Corp.’s (the “Company,” “we” or “our”) responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated April 9, 2008, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2007 (the “Form 20-F”), filed with the Commission on May 31, 2007. As discussed with staff member Ms. Nasreen Mohammed, the Company will file an Amendment No. 1 to the Form 20-F (the “Form 20-F/A”) once we are informed that your comments have been satisfactorily addressed.

Courtesy copies of this letter have been sent to the Commission’s examiners via courier. For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

Related Party Transactions, Page 45

2.

We note your response to our prior comment 2 and reissue it. Expand this section to provide the narrative discussion of the material terms of the agreements with Messrs. Dreisinger and Swearingen as set forth in your response to the comment. Explain why there is no written agreement with either individual.

RESPONSE: The agreements with Messrs. Dreisinger and Swearingen are oral agreements and therefore we are unable to file them as exhibits. The agreements with Messrs. Dreisinger and Swearingen were entered into at a time when our current business plans were being formulated.

Dr. Dreisinger has worked professionally with Mr. Murray for many years and he provides technical consulting services to several mining companies for which he charges a daily rate. Dr. Dreisinger’s monthly fee reflects his usual daily rate and the amount of time he spends on the technical metal processing aspects of the NorthMet project. The Board of the Company did not consider that a written contract was commercially necessary.

During the year ended January 31, 2007, the Company paid $62,200 (2006 - $36,831 and 2005 - $28,358) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of Canadian $5,500 plus general sales tax and reflect historic and anticipated time commitments.

When Mr. Swearingen joined our Board, it became apparent that he could provide additional assistance, over and above his duties as a member of the Board, in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure. These services were provided on an interim basis until we hired staff to fulfill these functions. Since the consulting arrangements were transitional in nature, the agreement was left on a month-to-month verbal basis.

During the year ended January 31, 2007, the Company paid $59,620 (2006 - $41,012 and 2005 - $nil) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C., land tenure and related matters and expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

We intend to amend the disclosure in our Form 20-F/A to reflect the above information as set out below:

“B. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005

Consulting fees paid to Directors of the Company and rent and office charges paid to a company of which the president is a director	$ 184,000	$ 103,000	$ 48,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended January 31, 2007, the Company paid $62,000 (2006 - $37,000 and 2005 - $28,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended January 31, 2007, the Company paid $59,600 (2006 - $41,000 and 2005 - $nil) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.”

Please do not hesitate to contact the undersigned at (646) 512-2552 or Niall Moore at (604)307-6749 if you have any questions or comments regarding the foregoing responses.

Yours truly,
POLYMET MINING CORP.

/s/ Douglas Newby
Douglas Newby
Chief Financial Officer